EXHIBIT n.5

May 20, 2011

Gabriela Martes

Global Venture Capital Services

VentureSource / FIS / Dow Jones & Co.

201 California Street, 10th Floor

San Francisco, CA 94111

Dear Gabriela,

Hercules would like the consent of VentureSource/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and scan or fax to me at 866.811.3908.

Thank you,

Sally Borg

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies. Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing is a function of the level of annual venture equity investment activity. In the first three months of 2011, venture capital-backed companies received, in approximately 661 transactions, equity financing in an aggregate amount of approximately $6.4 billion, representing a 33.3% increase from the first three months of 2010, as reported by Dow Jones VentureSource. In addition, overall, the median round size in the first three months of 2011 was approximately $5.0 million, up from $4.5 million in 2010. We believe the larger number of companies provides us a greater opportunity to provide debt financing to these venture backed companies. Overall, seed and first-round deals made up 40% of the deal flow in the first three months of 2011, and later-stage deals made up roughly 40% of all capital invested.

/S/ GABRIELA MARTES	Gabriela Martes, Global Venture Capital Service

May 20, 2011	Date

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